Exhibit 12.1

RSP Permian, Inc.

Computation of Ratio of Earnings to Fixed Charges

	RSP Permian, Inc.		Predecessor
	Nine Months	Year Ended	Year Ended December 31,
	Ended September 30,	December 31,
	2015	2014(1)	2013	2012	2011
Earnings:
Pre-tax income	$1,120	$160,304	$65,000	$35,569	$131,722
Add: Loss from equity investee	74	98	—	—	—
Add: Interest expense	30,363	14,031	5,216	3,474	3,472
Add: Estimate of interest within rental expense	233	156	83	79	69
Total earnings	$31,790	$174,589	$70,299	$39,122	$135,263

Fixed charges:
Interest expense	$30,363	$14,031	$5,216	$3,474	$3,472
Estimate of interest within rental expense	233	156	83	79	69
Total fixed charges	$30,596	$14,187	$5,299	$3,553	$3,541

Ratio of Earnings to Fixed Charges	1.04	12.31	13.27	11.01	38.20

(1)         Represents RSP Permian, Inc.’s predecessor’s historical financial data for the first 22 days plus RSP Permian, Inc.’s historical financial data for the remainder of the year.